Exhibit 99.1

Origin Agritech Limited to Present at ICR XChange Asia Institutional Investor
                              Conference

    BEIJING--(BUSINESS WIRE)--Dec. 3, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin") today announced that management is scheduled to present at the ICR XChange Asia institutional investor conference on December 5, 2007 at 3:00 pm ET. The event will take place at the Reuters Conference Center in New York City. The presentation will be broadcast live over the Internet at www.originagritech.com or www.icrxchange.com. A replay of the webcast will be available after the presentation for approximately 90 days.

    To register for the ICR XChange Asia please visit www.icrxchange.com.

    About Origin

    Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (Nasdaq:SEED) is one of China's leading hybrid seed producers, and an innovative agricultural company specializing in feeding the growing populations of China and parts of Southeast Asia. Through its vertically-integrated business model, Origin develops, grows, processes, and markets hybrid seeds to farmers throughout China and parts of Southeast Asia via a network of 3,200 distributors. Origin operates in an industry estimated at US$2 billion that is expected to double by 2010. The Company owns or leases facilities in 30 of China's 32 provinces, as well as in Beijing. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had a proprietary portfolio of ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids, all of which are commercialized. For further information, please see http://www.originagritech.com.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608